Sub-Item 77D: Policies with respect to security investments
Revisions to certain elements of the Principal Investment
Strategy for the Small Cap Value Fund

On February 24, 2016, the Board of Directors of the Company approved revisions to certain elements of the Principal
Investment Strategy of the Small Cap Value Fund, which became effective on May 1, 2016:

1.	Under normal circumstances, the Fund invests at least 80%
of its net assets, plus the amount of any borrowings for investment purposes, in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations (measured at the time of purchase) within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment.

(Previously: Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment.)

2.	The Fund may invest in the aggregate up to 20% of its net
assets in companies with public stock market capitalizations outside the range of companies constituting the Russell 2000 Value Index at the time of investment and in fixed income securities, such as government, corporate, and bank debt obligations.

(Previously: The Fund may invest in the aggregate up to 20% of its net assets in companies with public stock market capitalizations outside the range of companies constituting the Russell 2000 Value Index at the time of investment.)

Revised Investment Objective and Principal Investment Strategy for the Money Market Fund

On September 9, 2015, the Board of Directors of the Company approved a revised Investment Objective and Principal Investment
Strategy for the Money Market Fund, which became effective on May 1, 2016:

1.	Investment Objective:
The Money Market Fund (the "Fund") seeks current income, while preserving capital and liquidity.

(Previously: The Money Market Fund (the "Fund") seeks to preserve capital and achieve the highest income consistent with high liquidity.)



2.	Principle Investment Strategy:

The Fund will invest no less than 99.5% of its total assets in government securities, cash or repurchase agreements that are collateralized fully by government securities or cash.

Government securities generally are securities that are issued or guaranteed as to principal and interest by the U.S. Government or by one of its agencies or instrumentalities. Some government securities are backed by the full faith and credit of the U.S. Government. Some government securities are not backed by the full faith and credit of the U.S. Government but rather are supported by the issuer's ability to borrow from the U.S. Treasury, by only the credit of the issuer, or by the United States in some other way. The Fund intends to operate as a "government money market fund" in compliance with Rule 2a-7 under the Investment Company Act of 1940, as amended (the
"1940 Act").

Under Rule 2a-7, the Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including relating to maturity, diversification, liquidity and credit quality. For example, the Fund invests in securities that generally have remaining maturities of 397 days or less and will have a dollar-weighted average portfolio maturity of 60 days or less and a dollar-weighted average life to maturity of 120 days or less. The Fund also maintains sufficient portfolio liquidity to meet reasonably foreseeable redemption requests. The Fund seeks to maintain a stable net asset value ("NAV") of $1.00 per share and its portfolio is valued using the amortized cost method as permitted by Rule 2a-7. As a government money market fund, the Fund is not required to impose liquidity fees or redemptions gates. The Fund's Board, however, may elect to impose such fees or gates in the future if it believes such measures are appropriate and in the best interests of the Fund and its shareholders.

	(Previously: The Fund will invest in a diversified portfolio of high-quality money market instruments, which are rated within the two highest credit categories assigned by recognized rating organizations or, if not rated, are of comparable investment quality as determined by Penn Mutual
Asset Management, Inc. ("PMAM" or the "Adviser").
Investments include commercial paper, U.S. Treasury securities, bank certificates of deposit and repurchase agreements. The Adviser seeks to invest in money market instruments that present minimal credit risks. Important factors in selecting investments include a company's profitability, ability to generate funds, capital adequacy, and liquidity of the investment. The Fund will invest only in securities that mature in 397 days or less, as calculated in accordance with applicable law. The Fund's policy is to seek to maintain a stable price of $1.00 per share.)